VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

December 9, 2003

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALGOLD RESOURCES LTD.

for Shannon M. Ross,
Corporate Secretary

dlw 12/16

Enclosures

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Acquires Assets in Historic Gold Camp in China - dated November 13, 2003
2. Stock Options Granted - dated November 17, 2003

Correspondence with Securities Commissions

3. Notice of Meeting and Record Date – dated November 17, 2003
4. Form 45-102F2 – dated November 21, 2003

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

November 13, 2003

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

VALGOLD ACQUIRES ASSETS IN HISTORIC GOLD CAMP IN CHINA

ValGold Resources Ltd. ("ValGold") is pleased to announce that it has signed an agreement ("Agreement") with the town of Jinzhuang in China for the gold bearing mine tailings of the Jinzhuang mining area. The tailings are located at three sites and are the product of over four hundred years of gold mining that dates back to the Ching Dynasty. The local Chinese gold authority estimates that there is approximately 10 million cubic meters of tailings in the three areas.

The Agreement, which is subject to regulatory approval, gives ValGold the exclusive right to develop and use the tailings for a period of ten years. In consideration of this right, ValGold will pay to the town of Jinzhuang RMB 100 thousand Yuan (approximately CAN$18,000) immediately and an additional RMB 100 thousand Yuan upon commencing commercial production. During the processing of the tailings an additional fee is to be paid to the town in the amount of RMB 1.80 Yuan per cubic meter (approximately CAN$0.17 per tonne) of tailings processed. Once processed, ownership of the tailings reverts back to the town.

The Agreement was negotiated with the assistance of a corporate advisor, who will be entitled to a 30% net carried interest in the property or other properties acquired as a result of his efforts. This interest may be reduced on a pro rata basis if the Company enters into an agreement with a bona fide third party, government agency or major mining company which acquires an interest in the property.

The Jinzhuang mining area is located in Fengkai County, in the southern Chinese province of Guangchou. It is accessible by paved highway with secondary gravel roads within the area. In addition, most of the tailings are accessible by motorized water barge that can transport personnel and equipment along a two-kilometer long hydroelectric plant reservoir.

ValGold representatives have visited the Jinzhuang mining areas on several occasions since July 2003. The surface dimensions of the tailings have been confirmed and each of the three tailings areas sampled. The sampling has been primarily of surface or of near-surface tailings (to a depth of 2 meters) using a hand auger. A summary of the results of the sampling is given in the following table. ValGold will be commencing a drill program of the tailings areas for a more comprehensive test of the overall grade and recoverable volumes of the tailings and will be also conducting metallurgical tests to determine the most effective method for material handling and gold recovery.

Summary

Tailings Area	Estimated Volume Cubic Meters	Estimated Tonnage Tonnes [1]	Average Grade Gold (grams/tonne)[2]
Zhangyuanchong ("Z")	3.5 million	5.95 million	1.06
Shengchong ("Saint")	3.5 million	5.95 million	1.14
Dangshuikou ("Jingh")	3.0 million	5.10 million	1.35
Totals	10.0 million	17.0 million	Not Applicable

Notes: 1 - Tonnes based upon a specific gravity of 1.7 for the tailings
2 – Based on a total of 78 samples, approximately evenly distributed between the three areas.

ValGold's financial position is currently strong and is more than adequate for the planned development project. The Company recently completed financings as announced on October 22nd that totalled CAN$1.2 million, and as a result has cash and marketable investments of approximately CAN$9 million. The initial budget for the Jinzhuang tailings project is set at approximately US$500,000 and will fund the drilling and metallurgical tests.

The Company, in conjunction with its corporate advisor, is investigating opportunities for additional acquisitions within the Peoples Republic of China. The focus of the investigations is upon other properties with potential for the development of significant gold resources.

ValGold is also conducting exploration programs on the Company's gold projects in Ontario, Canada. Drilling began at the Tower Mountain Property in northwestern Ontario during the last week of October that will consist of approximately 1,500 meters of coring in up to 10 holes. The main targets include the U-V zone gold mineralization where drill hole DDH 03-2 intersected 11.8 grams/tonne gold (g/t Au) across a width of 3.0 meters and the A zone where previous work had drill intersections containing visible gold and grades of 13.1 g/t Au over 2 meters. In the Timmins Ontario gold camp, ValGold will commence drilling in January on the gold mineralization zone of the historic Hunter mine project. The Hunter exploration program will include some 1,500 to 2,000 meters of core drilling in the first stage of work. At the Hunter, the primary gold zone had been intersected in seven drill holes at a depth of approximately 150m over a length of 285m, with an average cut gold grade of 10.3 grams per tonne (0.30 ounces per ton) across an average width of 1.3m. The high-grade assays for that determination were all cut to 1 oz/t gold.

For further information on the Company and its projects, visit the Company's website at www.valgold.com.

Stephen Wilkinson
President and CEO

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4505
Toll Free: 1-877-345-3399

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

November 17, 2003

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

STOCK OPTIONS GRANTED

ValGold Resources Ltd. (VAL-TSX Venture Exchange) has granted incentive stock options to directors, officers, employees and consultants for the purchase of an aggregate of 1,000,000 shares at $0.64 per share, being the closing price of the Company's shares on the TSX Venture Exchange on November 14, 2003, until November 14, 2013. The options were issued in accordance with the Company's stock option plan approved by shareholders on January 25, 2001.

For further information on the Company and its projects, visit the Company's website at www.valgold.com.

Stephen Wilkinson
President and CEO

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4505
Toll Free: 1-877-345-3399

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.683.3694

November 17, 2003

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: ValGold Resources Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 919147108
5.	Record Date for Notice	: December 16, 2003
6.	Record Date for Voting	: December 16, 2003
7.	Beneficial Ownership Determination Date	: December 16, 2003
8.	Meeting Date	: January 19, 2004
9.	Meeting Location	: Vancouver
10.	Business	: Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax:604.683.3694

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

1. **ValGold Resources Ltd.** (the "Company") has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **November 14, 2003**, of incentive stock options exercisable for an aggregate of **1,000,000** common shares of the Company for a period of **10 years** up to and including **November 14, 2013**, **ValGold Resources Ltd.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **21st** day of **November, 2003**.

ValGold Resources Ltd.

"Shannon M. Ross"

By: ______________________________

Shannon M. Ross, Secretary and CFO

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.